82-230

November 24, 2005

Dear Sirs,

We extend our sincere appreciation for your kind attention being given to our Company.

We are pleased to send you herewith a copy of the 55th Semi-Annual report of our Company for the six-month period ended August 31, 2005.

With best wishes,

Yours faithfully,

Yoshiaki Takahashi

Yoshiaki Takahashi
General Manager in charge of
Finance &Accounting,
General Affairs & Personnel
The Daiei, Inc.

11/30

(TRANSLATION)

Business Outlook

- Outlook for the Current Interim Period

Despite a still severe employment situation, our nation's economy, during the current interim consolidated fiscal year, witnessed a rally in personal consumption, improvements in corporate earnings, and increases in capital expenditure, all of which heralded an emergence from the state of stagnation and a gradual step toward recovery.

In such an economic climate, the Company inaugurated a new business management structure, continued to put its finances on sound footing under the structural support provided by the Industrial Revitalization Corporation of Japan (hereinafter referred to as "IRCJ"), Advantage Partners, LLP (hereinafter referred to as "AP"), and Marubeni Corporation (hereinafter referred to as "Marubeni"), while beginning to address the tasks required toward the revitalization of the Group, both from the standpoint of "Disposing its Negative Legacy" and the "Enhancement of Corporate Worth."

In order to "dispose of its negative legacy," the Company recognized as its most pressing tasks the closing down of its unprofitable stores, the disposal of its inventory, the reworking of its suppliers, and the restructuring of its personnel, and to such ends the Company implemented the following measures.

During the period under review, the Company closed down nine of its unprofitable stores. The Company also cleared out its stalled inventory, replaced them with new merchandise, and simultaneously undertook a revision of its suppliers. Moreover the Company executed its voluntary retirement plan for its management level employees in June and concurrently deliberated on ways to implement comprehensive restructuring measures and the ensuing streamlining of personnel, namely the closing down of stores and the slimming down of headquarters.

Each one of the Group members has also been engaged in the preparations for the disposal of its assets, by withdrawing from unprofitable businesses and selling off its idle real estate and non-core businesses.

From the standpoint of "enhancing corporate worth," the Company has been promoting various measures aimed at revitalizing its storefronts, such as reforming morale, strengthening the sales power of its retail businesses, which comprise the core business, and reorganizing the Group.

In regard to the on-site reform of morale, the Company, under new management, continued to give top priority to the implementation of (1) "People Management" through the

reinstatement of personnel rotation and the rewards systems, (2) "In-house Process Reforms" by transferring its authority and by establishing a store-oriented management system, and (3) "Hands On Management," which values open communication through activities such as the establishment of projects under the direct supervision of the President, and storefront inspections and activities aimed at spreading the Company's mission by members of the management.

As means to strengthen the sales power of the retail businesses centering on the Company, the "Project to Improve the Freshness of Green Produce," under the direct supervision of the President was launched in June. Consequently every employee is currently involved in improving the freshness of its green produce.

Furthermore, in order to set the Company's instructional system in place, training centers have been installed and preparation has been made for the placement of instructors aimed at the acquisition of specialized sales and processing skills. Moreover, in order to improve its customer serving skills, the Company has declared its policy of "One step One more" to its customers, thereby striving to enhance customer satisfaction (CS) and precipitate changes, which will make the customers perceive the store as "a place of ambience."

Additionally in order to promote, in a timely manner, the storefront reforms based on the strengthening of the food division and the introduction of new tenants, the Company launched the "Storefront Reform Project" in July.

As far as the reorganization of the Group is concerned, the Company implemented support measures, including the discharge of claims, to its consolidated subsidiary, JUJIYA Co., Ltd. (hereinafter referred to as "JUJIYA"). Moreover, in order to swiftly establish a system that would enable prompt decision-making, the Company undertook an equity swap in July and made Jujiya a 100% subsidiary. In August the Company decided that three of JUJIYA's stores were not generating sufficient profit, consequently closed them down, and has since been considering a business integration of its department stores.

In the field of financial services, the credit sales business of OMC Card, Inc. (hereinafter referred to as "OMC") continues to aggressively capture a wide range of clientele through such measures as the continued soliciting of membership to the "OMC Yucho Card" at the post offices throughout the nation, the immediate on-site issue of Electronic Toll Collection (ETC) Cards at automobile parts shops and expressway service areas, and the tie-up with the large-scale membership organization, the Japan Sports Association, in order to issue in July credit cards, which also double as authorized sports instructor registration cards.

As far as the Company's efforts to increase the rate of credit card usage, it will

continue to hold its popular "OMC Card Reward Day." The Company also continues to expand the scope of its utilities payment business by accepting applications for credit card settlements of Tokyo Electric Power Company's electricity bills, beginning in July.

Furthermore, in its card loan business, the Company has been upgrading the convenience of its customers by continuing to offer to its new members the provision of card loans interest-free for seven days for a limited time and by enabling the use of the ATMs of two more regional banks.

In spite of the favorable turn in its financial services businesses, decreased earnings in the retail businesses and the removal of 55 Station, Inc. as a consolidated subsidiary, during the current interim consolidated fiscal year, resulted in the consolidated results of 865.2 billion yen (7.5% decrease compared to the previous year) in operating revenue, 17.9 billion yen (28.7% decrease compared to the previous year) in operating income, and 8.6 billion yen (48.5% decrease compared to the previous year) in ordinary profit.

Moreover by recording 444.7 billion yen debt forgiveness gains as extraordinary profit and an extraordinary loss of 25.3 billion yen from impairment of plant, property, and equipment, interim net income for the period under review amounted to 414.2 billion yen.

Furthermore, as a result of debt relief from the financial institutions and capital injection from IRCJ, AP and Marubeni, the negative net worth, which temporarily occurred at the end of the previous consolidated fiscal year, has been resolved.

As for the segment results, the retail businesses, despite the effects of factors such as bad weather in March, were able to record, as initially planned, operating revenue of 722.9 billion yen (8.5% decrease compared to the previous year) and operating loss of 5.1 billion yen (decrease of 11.6 billion yen compared to the previous year).

The financial services segment was able to record operating revenue of 81.2 billion yen (0.8 % increase compared to the previous year) and operating income of 17.4 billion yen (25.9% increase compared to the previous year) due to OMC credit sales division's active involvement in the issue of various affiliated cards and the expansion in the number of participating retailers, as well as the expansion in the number of its card loan centers.

In the real estate business, the effects of the transfer of the Fukuoka business during the previous consolidated fiscal year became manifest as the Company recorded operating revenue of 26.1 billion yen (5.3% decrease compared to the previous year) and operating income of 1.6 billion yen (7.8% decrease compared to the previous year).

As for the other businesses, the transfer of the Fukuoka business in the previous consolidated fiscal year resulted in the Company recording operating revenue of 124.0 billion

yen (6.2% decrease compared to the previous year) and operating income of 4.2 billion yen (7.5% increase compared to the previous year).

- Financial Situation

Consolidated total assets at the end of the current interim consolidated fiscal year decreased by 96.8 billion yen, compared to the end of the previous year, to 1 trillion 530 billion yen, owing to the sales of investment securities and the collection of guaranty money deposited.

Consolidated shareholders' equity at the end of the current interim consolidated fiscal year increased by 528.6 billion yen, compared to the end of the previous year, to 116.5 billion yen as a result of the capital injection by IRCJ, AP, and Marubeni and the current consolidated net income.

Consolidated interest-bearing debt decreased by 593.4 billion yen, compared to the end of the previous consolidated fiscal year, to 903.1 billion yen due to debt relief by the financial institutions. Moreover interest-bearing debt for the Group, excluding OMC, decreased by 538.1 billion yen, compared to the outstanding balance at the end of the previous consolidated fiscal year, to 488.9 billion yen.

- Outlook for the Entire Year

In spite of the underlying tendency toward recovery both in the employment situation and in the consumer frame of mind, factors such as soaring crude oil prices could still adversely impact personal consumption. Consequently it is the Company's belief that the environment surrounding the Company will continue to be, at best, unpredictable.

Under such circumstances, the Group, in accordance with the "Business Revitalization Plan," intends to devote itself to the revitalization of the entire Group, by such means as estimating a completion date for the "disposal of its negative legacy" during the second half of the fiscal year, while at the same time promoting renovations, opening new types of food-retailing markets, and implementing measures to enhance the Group's sales power, towards the "enhancement of corporate worth."

Towards the aim of "disposing of its negative legacy," the Company will decide on the closing of 54 of its unprofitable stores, carry out personnel restructuring, including the voluntary retirement plan for its general employees, and slim down its headquarters functions. Moreover, the Group also intends to decide upon and execute the sales and liquidation of its non-core businesses by the end of the current consolidated fiscal year.

(TRANSLATION)

The "enhancement of corporate worth" will be promoted mainly through its "Storefront Reform Project," as the Company strives to create stores, which will be favored by all of its customers. Subsequently, at the end of September the Company reopened the Daiei Senri-Chuo Store after renovations, as the frontrunner of the project. This marked the beginning for the approximately fifty stores, which are scheduled for renovations by the end of the current consolidated fiscal year. Furthermore, an aggressive strategy for opening up new stores will be played out with an experimental store exploring a new type of supermarket being set up in Sangenjaya (Tokyo) in December, while plans are also being made for the opening of new branches of The Big-A, Inc., a subsidiary of the Company.

As measures to strengthen its sales power, the Company intends to aim for category reinforcement and the improvement of on-site capabilities. To this end, the Company plans to improve the freshness of its green produce, revise the product development system for its deli products and the set-up of its sales-counter, promote the property management of large-scale retailers, and invest in storefront systems with cell phone terminals.

The Company's financial services businesses will continue to promote changes in the cost structure, further reinforce the "credit card business," and devote itself to the expansion of the "membership business" and the "outsourcing business" utilizing the data base marketing and card processing capabilities.

The Company will also reinforce its partnership with the OPA business, which manages OMC and the specialty shop buildings, and pursue Group synergy by increasing the number of food-retailing supermarkets.

The Company projects operating revenue of 1 trillion 670 billion yen, ordinary income of 23.0 billion yen, and current net profit of 403.0 billion yen of the consolidated results for the full fiscal year.

Although the harsh economic environment prevailing at the present time is expected to continue, the Company, under the new management structure, intends to make a concerted effort to ensure the execution of the measures outlined in the "Business Revitalization Plan" and to devote itself to the revitalization of the Daiei Group.

NSLATION)

TATUS (CONSOLIDATED)

THE DAIEI, INC.

CONSOLIDATED BALANCE SHEET

In Millions Of Yen

ETS	As of August 31, 2004	As of August 31, 2005	As of February 28, 2005
TS:			
eposits	¥ 112,943	¥ 177,588	¥ 208,178
and Accounts receivable - trade	170,448	155,796	151,824
	84,803	67,214	74,845
ts	35,668	15,603	21,465
receivable	297,530	319,434	277,519
	88,121	52,688	76,948
ubtful accounts	(28,477)	(33,213)	(31,137)
RRENT ASSETS	761,036	755,080	779,192
ipment at net book value-			
Structures	304,373	158,638	167,235
	423,134	249,653	257,632
	63,526	31,034	33,945
OPERTY AND EQUIPMENT-Net	791,033	439,325	458,812
assets			
goodwill	10,944	9,987	10,308
	37,517	23,532	24,310
ANGIBLE FIXED ASSETS	48,461	33,519	34,618
other assets			
urities	96,033	32,804	56,305
	274,377	246,447	266,557
sets	14,845	4,274	6,323
	98,188	77,605	87,252
doubtful accounts	(33,110)	(59,031)	(62,259)
ESTMENTS AND OTHER ASSETS	450,333	302,099	354,178
ED ASSETS	1,289,827	774,943	847,608
SETS	¥ 2,050,863	¥ 1,530,023	¥ 1,626,800

In Millions Of Yen

LIABILITIES AND SHAREHOLDERS' EQUITY	As of August 31, 2004	As of August 31, 2005	As of February 28, 2005
CURRENT LIABILITIES:			
Notes payable and Accounts payable - trade	¥ 130,555	¥ 125,137	¥ 109,121
Short-term borrowings	1,020,061	63,562	995,223
Current portion of long-term borrowings	105,720	109,252	134,019
Accounts payable-other	32,071	25,995	30,293
Other	148,818	72,734	133,004
TOTAL CURRENT LIABILITIES	1,437,225	396,680	1,401,660
LONG-TERM LIABILITIES:			
Long-term borrowings, less current portion	312,960	720,829	337,319
Lease deposits from lessees	40,881	38,320	40,308
Accrued retirement benefit cost	48,153	29,228	32,798
Allowance for loss on restructuring	-	168,952	165,865
Allowance for loss on business restructuring	33,004	-	-
Other	48,918	30,936	38,213
TOTAL LONG-TERM LIABILITIES	483,916	988,265	614,503
TOTAL LIABILITIES	1,921,141	1,384,945	2,016,163
MINORITY INTEREST	24,955	28,574	22,735
SHAREHOLDERS' EQUITY:			
Capital	119,510	56,517	119,510
Capital surplus	1,006	175,851	827
Accumulated earnings	(42,187)	(134,714)	(547,934)
Revaluation surplus of land	19,469	17,401	13,143
Net unrealized gain on available for sale securities	9,579	3,647	5,531
Foreign currency translation adjustment	1,023	709	(287)
Treasury stock	(3,633)	(2,907)	(2,888)
TOTAL SHAREHOLDERS' EQUITY	104,767	116,504	(412,098)
TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS' EQUITY	¥ 2,050,863	¥ 1,530,023	¥ 1,626,800

(TRANSLATION)

THE DAIEI, INC.
CONSOLIDATED STATEMENT OF INCOME

	In Millions Of Yen		
	As of August 31, 2004	As of August 31, 2005	As of February 28, 2005
OPERATING REVENUES			
Net sales	¥ 815,350	¥ 745,008	¥ 1,592,660
Other	119,682	120,163	241,158
	935,032	865,171	1,833,818
COST OF GOODS SOLD	587,241	547,832	1,154,640
OPERATING GROSS PROFIT	347,791	317,339	679,178
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	322,632	299,405	636,788
OPERATING INCOME:	25,159	17,934	42,390
OTHER INCOME			
Interest income	695	649	1,301
Dividend income	398	250	610
Return on invested capital for equity method	835	-	-
Miscellaneous income	998	1,168	2,253
	2,926	2,067	4,164
OTHER EXPENSES:			
Interest expense	7,963	8,453	15,624
Charge for amortization amount of transitional obligations for retirement benefits	1,965	465	3,577
Investment loss in equity affiliates	-	873	17,399
Casualty loss	1,525	1,648	2,653
	11,453	11,439	39,253
ORDINARY PROFIT	16,632	8,562	7,301
SPECIAL GAINS	9,008	444,718	82,085
SPECIAL LOSSES:	14,733	25,290	581,064
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	10,907	427,990	(491,678)
CORPORATE, INHABITANTS AND ENTERPRISE TAXES	1,239	1,900	1,786
CORPORATE TAXES AND OTHERS ADJUSTMENT	5,707	5,230	17,145
MINORITY SHAREHOLDERS INCOME	2,777	6,646	589
NET INCOME	1,184	414,214	(511,198)

ANSLATION)

CONSOLIDATED STATEMENT OF RETAINED EARNING

	As of August 31, 2004	As of August 31, 2005 (In Millions Of Yen)	AS of February 28, 2005
pt of Additional paid-in capital)			
DITIONAL PAID-IN CAPITAL AT THE BEGINNING OF YEAR	118,987	827	118,987
CREASE IN ADDITIONAL PAID-IN CAPITAL	1,006	175,024	827
CREASE IN ADDITIONAL PAID-IN CAPITAL	118,987	–	118,987
DDITIONAL PAID-IN CAPITAL AT THE ENDED AUGUST 31 (FEBRUALY 28)	1,006	175,851	827
ept of accumulated earnings)			
CCUMULATED EARNINGS AT THE BEGINNING OF YEAR	(161,451)	(547,934)	(161,451)
CREASE IN ACCUMULATED EARNINGS	120,171	417,400	124,715
CREASE IN ACCUMULATED EARNINGS	907	4,180	511,198
CCUMULATED EARNINGS AT THE ENDED AUGUST 31	(42,187)	(134,714)	(547,934)

CONSOLIDATED STATEMENT OF CASH FLOWS [INCREASE(DECREASE) IN CASH]

In Millions Of Yen

	As of August 31, 2004	2004	As of February 28, 2005
ATING ACTIVITIES	4,180	(26,833)	36,228
TING ACTIVITIES	(8,928)	80,688	8,990
ICING ACTIVITIES	(80,515)	(81,007)	(36,466)
SLATION DIFFERENCES RELATE CASH AND CASH ALENTS	369	624	(199)
ASE (DECLEASE) IN CASH AND CASH EQUIVALENTS	(84,894)	(26,528)	8,553
AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	195,598	204,151	195,598
EASE IN CASH AND CASH EQUIVALENTS BY CONTRACT-OUT OLIDATED SUBSIDIARY	–	(110)	–
AND CASH EQUIVALENTS AT THE ENDED AUGUST 31	110,704	177,513	204,151

Statement of Operating Revenues in Segments During This Mid-Term

(in millions of yen)

	Retail Business	Financial Business	Real Estate Business	Other Business	Total	Duplication or off-set	Consolidated base
revenues to non-group	704,386	71,704	15,409	73,672	865,171	—	865,171
revenues transferred in ne segment	18,504	9,515	10,696	50,375	89,090	(89,090)	—
ng revenues	**722,890**	**81,219**	**26,105**	**124,047**	**954,261**	**(89,090)**	**865,171**
ng expenses	**728,037**	**63,771**	**24,539**	**119,882**	**936,229**	**(88,992)**	**847,237**
ng profit	**(5,147)**	**17,448**	**1,566**	**4,165**	**18,032**	**(98)**	**17,934**

ional sums of less than one million yen stated on consolidated balance sheet, consolidated statement of income, lated statement of cash flows, consolidated statement of retained earnings and statement of operating revenues ents are rounded.

(TRANSLATION)

(Note)

STATUS OF CONSOLIDATED SUBSIDIARIES LIMIT

Number of Consolidated subsidiaries……96

Major Subsidiaries name
Advanced Department Stores of Japan, Inc.
OMC Card, Inc.
Orange Estate, Inc.
JUJIYA Co., Ltd.

STATUS OF AFFILIATES FOR USING THE EQUITY METHOD

Number of status of affiliates for using the equity method……11

Major status of affiliates for using the equity method name
The Maruetsu ,Inc.
FUJISOFT DIS Co.,Ltd.

(TRANSLATION)

• AGENT POSITION OF THE COMPANY

(As of August 31, 2005)

Name:	The Daiei, Inc.
The date of incorporation:	April 10, 1957
Amount of capital:	56,517,235,250 yen
Number of employees:	8,849 persons
Number of stores:	254 stores

Principal offices:

Kobe head office	4-1-1, Minatojima Naka-machi, Chuo-ku, Kobe, Hyogo 650-0046, Japan
Hamamatsucho office center	2-4-1, Shibakoen, Minato-ku, Tokyo 105-8514, Japan General Affairs Department Tel. 03-3433-9029

- As a measure of improving profitability, we will move our headquarters to the following location by June 2006 to reduce headquarter costs.

(Address) 2-2-20, Toyo, Koto-ku, Tokyo

The Company's Directors and Corporate Auditors

(As of November 1, 2005)

Chairman & Chief Executive Officer	Fumiko Hayashi	
President & Chief Operating Officer	Yasuyuki Higuchi	
Director	Yoshiaki Takahashi	General Manager in charge of Finance & Accounting, General Affairs & Personnel
Director	Keiji Nakamae	General Manager in charge of General Merchandising Store Business
Director	Hikaru Minami	General Manager in charge of Corporate Planning, Group Business Strategy Management, System & Distribution, Supermarket Business Strategy
Director	Akira Iwamoto	
Director	Shoichiro Onishi	
Director	Masahiro Matsuoka	
Corporate Auditor (Full-time)	Toshihiko Mori	
Corporate Auditor (Full-time)	Eisuke Nagai	
Corporate Auditor (Full-time)	Takuho Shimodaira	
Corporate Auditor	Taisuke Sasanuma	

(TRANSLATION)

ANALYSIS OF SHARES

Total number of shares utter	307,000,000 shares
(Common shares)	(207,000,000 shares)
(Class *Koh* shares)	(100,000,000 shares)
Total number of shares issued	199,038,787 shares
(Common shares)	(99,304,837 shares)
(Class *Koh* shares)	(99,733,950 shares)
Total number of shareholders	
(Common shares)	81,583 persons
(Class *Koh* shares)	3 persons

Major shareholders (Common stock)

Name	Number of shares	(%)
DRF Limited	23,292,700	23.46
Akatsuki Capital Co.,Ltd.	15,093,650	15.20
Marubeni Retail Investment Co.,Ltd.	9,951,950	10.02
Mizuho Corporate, Ltd	6,678,175	6.72
Prospect Asset Management, Inc.	2,910,600	2.93
UFJ Bank, Ltd.	1,803,297	1.82
MARUBENI FOODS INVESTMENT CO., LTD	1,739,150	1.75
The Master Trust Bank of Japan, Ltd. (trusty account)	1,579,950	1.59

Remarks:

1.Our shares that have right to vote are "Common shares," and "Class *Koh* shares." One unit of 50 stocks has one vote and we have total of 3,948,861 votes.

2. The ratio of votes including Class *Koh* shares are as following;
Industrial Revitalization Corporation of Japan – 33.68%, DRF Limited – 23.59%,
Marubeni Retail Investment Co.,Ltd.- 10.08%

Analysis of distribution shares (Common stock)

	Number of shares (Thousands)	(%)
Corporation	59,587	60.02
Financial institutions	11,592	11.66
Foreigner	7,768	7.82
Securities company	1,140	1.15
Personal and others	19,217	19.35
TOTAL NUMBER OF COMMON STOCK	99,304	100.00

(TRANSLATION)

NOTES TO SHAREHOLDERS

Closing date:	Annually the last day of February
Ordinary general meeting of shareholders:	Annually in May
Base date:	The last day of February It is set out day by official announcement aforetime when need of others.
Date specified for right:	The recipients of final dividends : The last day of February The recipients of interim dividends : August 31
Transfer agent:	The Sumitomo Trust & Banking Co., Ltd. 4-5-33, Kitahama, Chuo-ku, Osaka-City,, Osaka, Japan
Transaction office:	The Sumitomo Trust & Banking Co., Ltd. Stock Transfer Agency Department 4-5-33, Kitahama, Chuo-ku, Osaka-City,, Osaka, Japan
(Contact address and number of transfer agent)	The Sumitomo Trust & Banking Co., Ltd. Stock Transfer Agency Department 1-10, Nikko-cho, Fuchu-City, Tokyo 183-8701, Japan
Request for changing address and other:	(Tel.) 0120-175-417
Other inquiry:	(Tel.) 0120-176-417
Forwarding offices:	All branch offices through Japan of The Sumitomo Trust & Banking Co.,Ltd.
Publication of notices:	Nihon Keizai Shimbun
Stock exchange where the shares are listed:	
Domestic-	Osaka, Tokyo, Nagoya, Fukuoka, and Sapporo
The unit number of stocks:	50 stocks * Due to the effect of reverse stock split as of May 10, 2005, number of shares per one unit (tangen) is decreased to 50 shares.
Sales and purchase of shares less than one voting unit:	Claims for sales and purchase of shares less than one voting unit (1～49 shares) to be accepted at above transaction office. Stockholders using the Central Securities Custody & Book-Entry Transfer System to be consulted with securities firms.